Vizsla Makes Fourth Discovery, Drilling 3,581 G/t
Silver Equiv. Over 1.15 Metres Within 4.5 Metres Of
1,808 G/t Silver Equiv. at Tajitos Vein at Panuco,
Mexico

(TSXV: VZLA)

VANCOUVER, BC, Sept. 3, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce a fourth new discovery with the Company's first drill holes into the Tajitos vein on the Cinco Senores Vein Corridor at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. A total of four holes have been completed to date into the Tajitos vein, located 900 metres southeast of the first Napoleon discovery with results from the first three holes reported in this release. The Tajitos vein appears to have seen significant mine development but has never previously been drilled.

Plan map showing location of drill holes, mapped veins and surface sampling at the Tajitos prospect on the Cinco Senores Vein Corridor and Mojocuan prospect on the Cordon del Oro Vein Corridor. Results are reported from holes in red. Inset shows detail of Tajitos drill collar locations. (CNW Group/Vizsla Resources Corp.)

Drilling Highlights

CS-20-01

   1,808 g/t silver equivalent (1,200.6 grams per tonne ("g/t") silver and 7.29 g/t gold) over 4.5 metres ("m") from 75.90 including;
         3,581 g/t silver equivalent (2,209.6 g/t silver and 16.13 g/t gold) over 1.15m from 78.65m

CS-20-02

  1,192 g/t silver equivalent (812.5 g/t silver and 4.59 g/t gold) over 1.15 metres ("m") from 110.0m

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 47-65% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Vizsla President and CEO, Michael Konnert, commented: "The Company has now made four high-grade discoveries since July 2020. The Tajitos discovery is the latest demonstration of the Panuco district's potential. Vizsla is in a solid position to unlock significant value in a district that has never seen systematic exploration. Vizsla is well funded with over C$30M in the bank to explore veins which have never been mapped, sampled, or drilled, like Napoleon and Cordon del Oro. We are actively stepping out on the four discoveries to expand the footprint of mineralization at each area."

Tajitos Drilling detail

The Tajitos vein is northeast trending vein on the Cinco Senores Vein Corridor (Figure 1). The vein has been sampled over 360 m of strike with consistent mineralization and drilling targeted beneath former workings that are believed to have been productive. Workings have continued to greater depths than previously understood and reported intersections in holes CS-20-01 and CS-20-02 are residual vein not exploited by earlier mining.

The Tajitos vein zone is composed of a quartz breccia vein with an early white locally banded quartz supporting andesite lithic clasts, followed by a later white to greyish quartz supporting brecciated clasts of earlier white quartz veins. This zone was then cut by a later white to clear quartz vein with local dark bands or patches of fine-grained sulphides that is cutting a zone of quartz psuedomorphs after bladed calcite and pink rhodochrosite. The better grades are in the earlier breccias associated with dark bands or dark patches of very fine-grained disseminated sulphides. This vein zone is hosted in a package of andesite flows and tuffs that is variably magnetic.

Complete table of Tajitos drill hole intersections

						Silver
Drillhole						Equivalent	Comment
	From	To	Width	Silver	Gold
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-20-01	75.90	80.40	4.50	1200.6	7.29	1,808.0	Mining void on either side
Incl.	78.65	79.80	1.15	2,209.6	16.13	3,581.3
CS-20-02	110.00	111.15	1.15	812.5	4.59	1,191.6	Mining void on hangingwall side
CS-20-03	116.70	120.00	3.30	116.1	0.63	167.9
Incl.	116.7	117.9	1.20	191.0	1.30	300.8
CS-20-04	Assays Pending

Table 1: Downhole drill intersections from the holes completed at the Tajitos Vein on the Cinco Senores Vein Corridor.

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 47-65% of downhole lengths. Silver equivalent is calculated using the following formula: Silver- equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Cordon del Oro Drilling detail

Vizsla has also completed seven holes at the Mojocuan prospect at Cordon del Oro (Figure 1). The results reported in this release show excellent vein widths with largely low-to medium silver and gold grades. The Company is continuing to drill in this area vectoring towards higher grade mineralization. Holes CO-20-01 and CO-20-02 where drilled from the footwall due to topography restrictions which combined with the vein dipping shallower than measured on surface resulted in drilling intersecting the vein at a very high angle. Holes CO-20-03 to CO-20-07 were drilled from the hangingwall side and are better representations of the vein thickness.

The Mojocuan vein zone is composed of multiphase hydrothermal quartz breccia veins with an early white locally banded quartz supporting rhyolite tuff lithic clasts, followed by a later white to greyish quartz supporting brecciated clasts of earlier white quartz veins. This zone was then fractured again due to continued movement of the principal fault and wide zones of crackle breccia with associated pervasive silicification were developed. Better grades are in the breccias associated with local weak dark bands or dark patches of very fine-grained disseminated sulphides. This vein zone is hosted in a package of felsic to andesite flows and tuffs, with the main Cordon del Oro normal fault being the west side of the Animas graben. The mineralized zone is up to 25 m wide in true width.

Complete table of Cordon del Oro drill hole intersections

						Silver
Drillhole						Equivalent	Comment
	From	To	Width	Silver	Gold
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CO-20-01	136.40	146.50	10.10*	16.6	1.75	178.7	*True width is 22% due to high intersection angle
Incl.	145.00	146.50	1.50*	37.3	9.75	944.3	*True width is 22% due to high intersection angle
CO-20-02	154.85	198.1	43.25*	26.3	0.18	41.4	*True width is 20% due to high intersection angle
CO-20-03	79.40	80.60	1.20	128.0	0.85	199.7
CO-20-04	No Significant Intersection
CO-20-05	Hole lost before target
CO-20-06	Assays Pending
CO-20-07	Assays Pending

Table 2: Downhole drill intersections from the holes completed at the Mojocuan Zone on the Cordon del Oro Vein Corridor.

Note: All numbers are rounded and widths represent downhole lengths. True widths of holes CO-20-01 and -02 are estimated at between 20-22% of downhole lengths, true widths of holes CO-20-03 is approximately 86%. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

About the Panuco project

Vizsla has an option to acquire 100% of the newly-consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Tajitos	CS-20-01	404286	2586957	531	-67	300	90.3
	CS-20-02	404286	2586957	531	-77	300	151.5
	CS-20-03	404286	2586957	531	-84	300	181.5
	CS-20-04	404393	2587044	502	-71	256	199.6
Mojocuan	CO-20-01	407879	2588128	885	-41	30	201.4
	CO-20-02	407879	2588127	885	-40	70	219

	CO-20-03	408077	2588152	909	-45	210	247.5
	CO-20-04	408077	2588152	909	-45	234	198
	CO-20-05	408077	2588152	909	-70	234	37.7
	CO-20-06	408083	2588153	935	-46	260	154.9
	CO-20-07	408083	2588153	935	-90	0	217.6

Table 3: Drill hole details. Coordinates in WGS84, Zone 13.

Appointment of Director of Geology

The Company is pleased to announce that Martin Dupuis has been appointed Director of Geology of Vizsla. Martin has over 25 years of mine geology and exploration experience primarily in precious metals, including 10 years in Latin America. Martin was previously the Director of Geology with Pan American Silver, Technical Services Manager with Aurico Gold, and Chief Geologist at several operations.

Mr Dupuis holds a BSc in Geology from Brock University and an MBA degree from the Beedie School of business. He is a P. Geo registered with EGBC.

In conjunction with his appointment, Mr Dupuis has been granted 75,000 options at a strike price of $1.76 which will vest immediately. The options are exercisable for a period of five years from the date of the grant and are subject to the policies of the TSX Venture Exchange.

Digital Marketing Engagement

In addition, Vizsla has engaged Native Ads Inc. to execute a comprehensive digital media marketing campaign for the Company. This programmatic digital advertising campaign will run for a 12-month period at a cost of approx. C$200,000.00 (payable in cash) and is to include content creation, web development, media buying and distribution, advertising creative development, campaign reporting and optimization. Neither Native Ads nor any of its directors and officers own any securities of the Company.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward- looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Drill core through vein in hole CS-20-01 at the Tajitos Vein (CNW Group/Vizsla Resources Corp.)

Cross-section through drill holes CS-20-01, CS-20-02 and CS-20-03 at Tajitos Vein. (CNW Group/Vizsla Resources Corp.)

SOURCE Vizsla Resources Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 06:00e 03-SEP-20